N-SAR ITEM 77C



Van Kampen American Capital Texas Tax Free Income Fund





(a) A Special Meeting of Shareholders was held on October 15, 1996.



(b) The election of Trustees of Van Kampen American Capital Texas Tax Free Income Fund (the "Texas Fund") included:


    None



(c) The following were voted on at the meeting:



    1) Approval of Agreement and Plan of Reorganization pursuant to which the Texas Fund would (i) transfer all of its assets to the Van Kampen American Capital Municipal Income Fund (the
"Municipal Fund") in exchange solely for Class A, B and C shares of beneficial interest of the Municipal Fund and the Municipal Fund's assumption of the liabilities of the Texas Fund, (ii) distribute such shares of the Municipal Fund to the holders of shares of the Texas Fund and (iii) be dissolved.



           For   898,674                   Against  36,015



    2) In the event the proposed reorganization is not consummated, to approve a new investment advisory agreement for the Texas
Fund.



           For 1,051,542                   Against  21,721



(d) Inapplicable